Mail Stop 3561

March 20, 2007

David F. Stever, President
A.G. Volney Center, Inc.
124 Lincoln Ave. South
Liverpool, NY 13088

   Re: A.G. Volney Center, Inc.
     Amendment No. 1 to Form 10-SB
     Filed February 13, 2007
     File No. 0-52269

Dear Mr. Stever:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Facing Page

1. We note your response to comment 2 in our letter of November 17, 2006. Please revise your facing page to indicate that "N/A" refers to Securities to be registered under section 12(b) of the Act.

Item 1. Description of Business, page 3

2. Revise this section as well as under "Milestones" to make clear that the inventory purchased and sales made to date have been minimal. In addition, clearly state that expenses far exceed revenues and that you are in a net loss position.

Distribution Methods, page 3

3. Delete your reference to selling nationwide since that is not your focus for the foreseeable future or provide support for the statement.

<u>Milestones, page 4</u>

4. We note your response to comment 9 in our letter of November 17, 2006. Please refer to your second and fourth bullet points. Shouldn't the date you purchased inventory be prior to the date you sold it? Please advise or revise.

5. It does not appear you have indicated the source of funds needed for each of your milestones. Please advise or revise.

6. Revise this section in general to delete references to a successful ongoing business or provide support for such statements. For example, delete your reference to "solidify relationships with manufacturers" when you have purchased less than $600 in total. You indicate "…to solidify relationships with suppliers requires…individual contacts occur and personal contacts take place," but you also indicate you only intend to purchase over the internet. How are you dedicating time to initiating contacts and developing relationships? Revise here and throughout your document to clearly state your activities and intentions.

7. What is your basis for estimating a needed storage facility in December, 2007?

8. What testing have you done for retail sales? Please revise the reference to 50% of the product being sold to also include the dollar amount to put the reference in context. Also indicate the number of purchases and the manner in which the sales were made.

9. Revise your reference to "corporate offices" to make clear who is involved and indicate that Ms. Ford is part-time.

10. Please give an example of products "typically used as fund raiser or as products purchased by groups."

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 4</u>

<u>Liquidity and Capital Resources, page 5</u>

11. Please state the total number of shares you sold for $8,000.00.

<u>Item 5. Directors, Executive Officers, Promoters and Control Persons, page 9</u>

12. Please eliminate "successful" in the last sentence of Mr. Connelly's biography.

Item 6. Executive Compensation, page 9

13. Please update the disclosure that appears here and elsewhere to reflect the implementation of the new disclosure requirements relating to executive and director compensation and related person disclosure. Refer to Items 6 and 7 of Part I of Form 10-SB and SEC Release Nos. 33-8732A; 34-54302A located on our website at www.sec.gov.

Notes to Financial Statements

Stock Based Compensation, page F-11

14. We note your response to prior comment 34. SFAS 123 (R) is effective for small businesses as of the first interim or annual period following December 15, 2005. See SEC Rule 33-8568 released April 15, 2005. Please explain your basis for adoption on June 1, 2006.

15. Your discussion on page F-11 regarding adoption of SFAS 123 (R) appears to contradict the discussion on page F-13. On page F-11 you indicate you adopted the SFAS 123 (R) on June 1, 2006, while page F-13 says you will adopt the standard in the fourth quarter of 2006. Please explain and revise as necessary.

16. Please clarify for us the last sentence in the first paragraph of your disclosure… "no compensation expense is required to be recognized under provisions of SFAS No. 123 (R) with respect to employees." SFAS 123 (R) requires recognition of compensation expense with respect to employees.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or Michael Moran, Accounting Branch Chief at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor at 202-551-3240 or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Carl E. Worboys, Esq.
         Fax: 315-476-5721